This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase dated July 18, 1997 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of CE Electric (NY), Inc. by Lehman Brothers Inc., Credit Suisse First Boston Corporation or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
6,540,670 Shares of Common Stock
of
New York State Electric & Gas Corporation at
$24.50 Net Per Share
by
CE Electric (NY), Inc.
a wholly owned subsidiary of CalEnergy Company, Inc. CE Electric (NY), Inc. (the "Purchaser"), a New York corporation and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), is offering to purchase 6,540,670 shares of common stock, par value $6.662_3 per share ("Shares"), of New York State Electric & Gas Corporation, a New York corporation ("NYSEG"), at a price of $24.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
MIDNIGHT,
NEW YORK CITY TIME, ON THURSDAY, AUGUST 14, 1997, UNLESS THE OFFER IS EXTENDED. The Offer is not conditioned upon the Purchaser obtaining financing. The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with Shares beneficially owned by the Purchaser and its affiliates, represents at least 9.9% of the Shares outstanding and (2) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder. The Offer is also subject to certain other terms and conditions contained in the Offer to Purchase. The purpose of the Offer is to enable the Purchaser to acquire that number of Shares which, together with the Shares currently beneficially owned by the Purchaser and its affiliates, will represent 9.9% of the total number of Shares outstanding as the first step in its intended acquisition of 100% of the outstanding Shares. In order for the

Purchaser to acquire more than 9.9% of the outstanding Shares, the Purchaser will be required to obtain certain regulatory approvals, including approvals from the Public Service Commission of the State of New York and the Federal Energy Regulatory Commission.

If, as a result of repurchases of outstanding Shares by NYSEG or for any other reason, the purchase by the Purchaser of 6,540,670 Shares pursuant to the Offer would cause the Purchaser to own more than 9.9% of the number of Shares then outstanding, the number of Shares to be purchased by the Purchaser pursuant to the Offer will be reduced by an appropriate number of Shares (to be determined by the Purchaser in its sole discretion) so that the purchase of Shares by the Purchaser pursuant to the Offer will not cause the Purchaser to own more than 9.9% of the number of Shares then outstanding.

In addition to the Purchaser's rights to terminate the Offer pursuant to
Section 12 of the Offer to Purchase, the Purchaser expressly reserves the right, in its sole judgment, at any time or from time to time, and regardless of whether any of the events set forth in Section 12 of the Offer to Purchase shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary (as defined in the Offer to Purchase) and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. Any such extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in the Offer to Purchase).

Upon the terms and subject to the conditions of the Offer, the Purchaser will purchase the Shares validly tendered and not withdrawn prior to the Expiration Date in accordance with Section 4 of the Offer to Purchase, on a pro rata basis (with adjustments to avoid purchase of fractional shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn, if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for purposes of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest on the offer price for Shares be paid by the Purchaser by reason of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates evidencing such Shares (or timely confirmation of the book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase)), pursuant to the procedures set forth in Section 4 of the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and
(c) any other documents required by the Letter of Transmittal.

The purchase price per Share payable to the Purchaser pursuant to the Offer will not be reduced by the amount of the regular cash dividend of $.35 per Share payable on August 15, 1997 to holders of record as of July 25, 1997.

If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in Section 3 of the Offer to Purchase. Any such delay will be accompanied by an extension of the Offer to the extent required by law. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent. If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or are not paid for because of invalid tender, or if certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility as described in Section 4 of the Offer to Purchase, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as soon as practicable following the expiration, termination or withdrawal of the Offer and determination of the final results of proration. Except as otherwise provided in Section 3 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after September 16, 1997.

In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if certificates for Shares have been tendered, the name of the registered holder of Shares as set forth in the tendered certificate, if different from that of the person who tendered such Shares. If certificates for Shares ("Certificates") have been delivered or otherwise identified to the Depositary, then, before the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agent's Medallion Program (collectively, "Eligible Institutions"), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry delivery as set forth in
Section 4 of the Offer to Purchase, any notice of withdrawal must also specify the name and the number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawal of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by repeating one of the procedures described in Section 4 of the Offer to Purchase at any time before the Expiration Date. If the Purchaser waives any material condition to the Offer, or amends the Offer in any other material respect, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required to comply with the Securities and Exchange Commission's interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in terms or information.

A request is being made to NYSEG pursuant to Rule 14d-5 of the Exchange Act for use of NYSEG's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by the Purchaser following receipt of such lists or listings from NYSEG, or by NYSEG if it so elects.

The Offer to Purchase and the Letter of Transmittal, which will be mailed to shareholders, contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance, and requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials, may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials. The Information Agent for the Offer is:

[MacKenzie Partners Logo]
156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (call collect) or
Call Toll-Free (800) 322-2885

The Dealer Managers for the Offer are:

        Lehman Brothers                   Credit Suisse First Boston
        3 World Financial Center          Eleven Madison Avenue
        New York, New York 10285          New York, New York 10010
        Call collect at (212) 526-1941    Call: (888) 285-7693

July 18, 1997